SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.        )

JAMDAT Mobile Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

47023T100

(CUSIP Number)

Stephen G. Bené, Esq. Senior Vice President, General Counsel and Secretary Electronic Arts Inc. 209 Redwood Shores Parkway Redwood City, CA 94065-1175 (650) 628-1500	David K. Michaels, Esq. Fenwick & West LLP 275 Battery Street San Francisco, CA 94111 (415) 875-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 8, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 47023T100	Page 1 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Electronic Arts Inc., I.R.S. Identification No. 94-2838567
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐ Not applicable.
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER - None
8 SHARED VOTING POWER - 7,103,301 shares of common stock[1]
9 SOLE DISPOSITIVE POWER - None
10 SHARED DISPOSITIVE POWER - None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,103,301 shares of common stock[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) (See Item 6)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.6% of common stock[2]
14	TYPE OF REPORTING PERSON (See Instructions) CO

[1]	Represents the aggregate number of outstanding shares of the issuer’s common stock held by (i) Benchmark Capital Partners IV, L.P., Benchmark Founders’ Fund IV, L.P., Benchmark Founders’ Fund IV-A, L.P., Benchmark Founders’ Fund IV-B, L.P. and related individuals (together “Benchmark”), the Lasky-Barajas Living Trust U/D/T dated as of January 11, 2002, the Lasky-Barajas Children’s Trust U/D/T dated as of September 7, 2004, the Lasky Grantor Retained Annuity Trust U/D/T dated as of September 7, 2004 and the Barajas Grantor Retained Annuity Trust U/D/T dated as of September 7, 2004 (together, the “Lasky Trusts”), Apax Excelsior VI-A C.V., Apax Excelsior VI-B C.V., Apax Excelsior VI, L.P. and Patricof Private Investment Club III, L.P. (together, “Apax”), each of whom entered into a voting agreement dated December 8, 2005 with Electronic Arts Inc. (“EA”) obligating the holder to vote such shares in favor of the proposed acquisition of the issuer by EA and related matters, and with respect to which such holders granted EA a proxy granting EA the right to vote on each such holder’s behalf in favor of such matters. For more information regarding the issuer’s securities holdings of Benchmark, the Lasky Trusts and Apax, please see Schedule B, attached hereto. EA expressly disclaims beneficial ownership of any of the shares of the issuer’s common stock subject to the voting agreements and proxies.

[2]	Based on 24,850,627 shares of the issuer’s common stock outstanding as of December 5, 2005, as represented by the issuer in the Agreement and Plan of Merger discussed in Items 3 and 4 below.

CUSIP No. 47023T100	Page 2 of 6 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is common stock, $0.0001 par value, of JAMDAT Mobile Inc., a Delaware corporation (“JAMDAT”). The principal executive offices of JAMDAT are located at 3415 S. Sepulveda Blvd., Suite 700, Los Angeles, CA, 90034.

Item 2.	Identity and Background.

(a) The name of the corporation filing this statement is Electronic Arts Inc., a Delaware corporation, hereinafter sometimes referred to herein as “EA.”

(b) The address of EA’s principal office is 209 Redwood Shores Parkway, Redwood City, CA 94065-1175.

(c) EA develops, markets, publishes and distributes interactive software games.

(d) Neither EA nor, to EA’s knowledge, any person named on Schedule A attached hereto during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither EA nor, to EA’s knowledge, any person named on Schedule A attached hereto during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) To EA’s knowledge, each of the individuals identified on Schedule A attached hereto, other than Gerhard Florin and V. Paul Lee, is a citizen of the United States. To EA’s knowledge, Dr. Florin is a citizen of Germany and Mr. Lee is a citizen of Canada.

Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of EA as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration.

JAMDAT entered into an Agreement and Plan of Merger, dated as of December 8, 2005, a copy of which is attached hereto as Exhibit 1 (the “Merger Agreement”), with EA that provides for the acquisition of JAMDAT by EA by means of a merger of a wholly owned subsidiary of EA (“Merger Sub”) with and into JAMDAT. As a result of the merger, JAMDAT will become a wholly owned subsidiary of EA. As an inducement for EA to enter into the Merger Agreement and in consideration thereof, certain stockholders of JAMDAT identified on Schedule B (collectively, the “Stockholders”), each entered into a separate Voting Agreement with EA, dated December 8, 2005 as more fully described in Item 4, whereby each Stockholder agreed to vote all of the shares of JAMDAT common stock currently beneficially owned by such Stockholder or acquired by such Stockholder after such date in favor of the merger and related matters. Each of these Stockholders also granted EA an irrevocable proxy granting EA the right to vote such shares in favor of such matters (the voting agreements and proxies together are referred to herein as the “Voting Agreements”). EA did not pay additional consideration to the Stockholders in exchange for the Voting Agreements.

CUSIP No. 47023T100	Page 3 of 6 Pages

References to, and descriptions of, the merger, the Merger Agreement and the Voting Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this Schedule 13D and the Voting Agreement included as Exhibit 2 to this Schedule 13D, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 4.	Purpose of Transaction.

(a) – (b) As described in Item 3 above, this Schedule 13D relates to the proposed acquisition of JAMDAT by EA pursuant to the terms of the Merger Agreement. To induce EA to enter into the Merger Agreement, the Stockholders entered into the Voting Agreements. The purpose of the Voting Agreements is to facilitate the consummation of the merger.

The Merger Agreement provides that, upon the consummation of the merger, each outstanding share of JAMDAT common stock will be converted into the right to receive $27.00 in cash, without interest. All options to purchase JAMDAT common stock (each a “JAMDAT Option”) that are outstanding immediately prior to the consummation of the merger shall be assumed by EA and shall automatically be converted into an option to purchase a number of shares of EA common stock as determined by multiplying the number of shares of JAMDAT common stock subject to the JAMDAT Option by the Exchange Ratio (as defined in the Merger Agreement).

By executing the Voting Agreements, the Stockholders have (i) agreed to vote all of the shares of JAMDAT common stock currently beneficially owned by them or acquired prior to the expiration of the Voting Agreement in favor of the merger, adoption of the Merger Agreement and the certificate of merger and any other matter contemplated by the Merger Agreement and any action required in the furtherance thereof and against any Acquisition Proposal (as defined in Article I of the Merger Agreement) and any other matter that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the merger or any of the transactions contemplated by the Merger Agreement, and (ii) granted irrevocable proxies to EA granting EA the right to vote such shares as specified in clause (i). The Voting Agreements terminate upon the earlier to occur of (i) the effectiveness of the merger, (ii) the date and time of the valid termination of the Merger Agreement in accordance with its terms and (iii) any amendment or other modification of the Merger Agreement that reduces the amount per share merger consideration payable to stockholders of JAMDAT or provides that the merger consideration is payable otherwise than in cash.

(c) Not applicable.

(d) It is anticipated that upon consummation of the merger, the officers and directors of Merger Sub shall become the officers and directors of JAMDAT (the surviving corporation in the merger), until their respective successors are duly elected or appointed and qualified.

(e) Other than as a result of the merger described in Item 3 and above in this Item 4, not applicable.

(f) Not applicable.

(g) Upon consummation of the merger, the Certificate of Incorporation and Bylaws of JAMDAT shall be amended and restated in their entirety in accordance with the terms of Section 2.5 of the Merger Agreement.

(h) – (i) Upon consummation of the merger, JAMDAT common stock will cease to be quoted on The Nasdaq Stock Market, Inc.’s National Market System and will become eligible for

CUSIP No. 47023T100	Page 4 of 6 Pages

termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

(j) Not applicable.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As a result of the Voting Agreements, EA may be deemed to be the beneficial owner of 7,103,301 shares of JAMDAT common stock. This number of shares represents approximately 28.6% of the issued and outstanding shares of JAMDAT common stock based on the number of shares outstanding as of December 5, 2005 (as represented by JAMDAT in the Merger Agreement). EA disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by EA as to the beneficial ownership of such shares.

To EA’s knowledge, no shares of JAMDAT common stock are beneficially owned by any of the persons identified in Schedule A to this Schedule 13D.

(b) EA may be deemed to have shared voting power of the 7,103,301 shares of JAMDAT common stock held by the Stockholders due to EA’s right under the Voting Agreements to direct the voting of such shares with respect to the matters specified in the Voting Agreements (and to vote such shares in accordance with the proxies). However, EA does not control the voting of such shares with respect to other matters, and does not possess any other rights as a EA stockholder with respect to such shares.

Information required by Item 2 (a)-(c) with respect to each Stockholder is set forth on Schedule B. To EA’s knowledge, none of the persons identified on Schedule B (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years, or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(c) To EA’s knowledge, no transactions in JAMDAT common stock have been effected during the past sixty days by any person named pursuant to Item 2.

(d) To EA’s knowledge, no person other than the Stockholders identified on Schedule B has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e) Not applicable.

CUSIP No. 47023T100	Page 5 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The terms of the Voting Agreements are described under Item 4(a)-(b) above. The Voting Agreements also apply to any shares of JAMDAT common stock acquired by the parties to such agreements after the date of the Voting Agreements. The number of shares that EA may be deemed to beneficially own as of the date of filing of this Schedule 13D, as reported herein, does not include the shares issuable upon exercise of the stock options held by the parties to the Voting Agreements, and EA disclaims beneficial ownership of all such shares.

Item 7.	Materials to be Filed as Exhibits.

The following documents are incorporated by reference as exhibits:

Exhibit No.	Title
1	Agreement and Plan of Merger, dated December 8, 2005, by and among Electronic Arts Inc., EArts(Delaware), Inc. and JAMDAT Mobile Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K/A (File No. 000-17948) filed by EA on December 12, 2005).

2	Form of Voting Agreement, dated December 8, 2005, by and between Electronic Arts Inc. and certain stockholders of JAMDAT Mobile Inc. (incorporated by reference to Exhibit A of Exhibit 2.1 to the Form 8-K/A (File No. 000-17948) filed by EA on December 12, 2005).

CUSIP No. 47023T100	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 16, 2005	ELECTRONIC ARTS INC.

	By:	/S/ STEPHEN G. BENE
Stephen G. Bené
Senior Vice President, General Counsel and Secretary

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule A

Directors and Executive Officers of Electronic Arts Inc.

The following table sets forth the name and present principal occupation or employment of each director and executive officer of Electronic Arts Inc. The business address of each person listed below is c/o Electronic Arts Inc., 209 Redwood Shores Parkway, Redwood City, CA 94065-1175.

Board of Directors

Name	Principal Occupation or Employment

M. Richard Asher	Lawyer and consultant

Leonard S. Coleman	Senior Advisor to Major League Baseball

Gary M. Kusin	President and Chief Executive Officer of Fedex Kinko’s Office and Print Services, an operating division of Fedex, Inc.

Gregory B. Maffei	Chief Executive Officer of Liberty Media

Timothy Mott	Chairman of All Covered

Robert W. Pittman	Member of and an investor in, respectively, Pilot Group Manager LLC and Pilot Group LP, a private investment firm

Lawrence F. Probst III	Chairman and Chief Executive Officer of Electronic Arts Inc.

Linda J. Srere	Marketing and advertising consultant

Vivek Paul	Managing Director, Texas Pacific Group Ventures

Executive Officers

Name	Title

Lawrence F. Probst III	Chairman and Chief Executive Officer

V. Paul Lee	President, Worldwide Studios

Gerhard Florin	Executive Vice President and General Manager, International Publishing

David P. Gardner	Executive Vice President, Chief Operating Officer, Worldwide Studios

Frank Gibeau	Executive Vice President, General Manager, North America Publishing

Warren C. Jenson	Executive Vice President, Chief Financial and Administrative Officer

Joel Linzner	Executive Vice President, Business & Legal Affairs

Nancy L. Smith	Executive Vice President, General Manager, The Sims Franchise

Stephen G. Bené	Senior Vice President, General Counsel and Secretary

Kenneth A. Barker	Vice President, Chief Accounting Officer

Schedule B

Parties to Voting Agreements with Electronic Arts Inc.

The following table sets forth the name and principal occupation or employment of each stockholder of JAMDAT that has entered into a Voting Agreement with EA in connection with the Merger Agreement, and the aggregate number of shares of JAMDAT common stock held by each such person as of December 8, 2005.*

Name	Total Beneficial Ownership of Shares as of December 8, 2005	State or Other Place of Organization	Address of Principal Business and Principal Office
Benchmark Capital Partners IV, L.P., Benchmark Founders’ Fund IV, L.P., Benchmark Founders’ Fund IV-A, L.P., Benchmark Founders’ Fund IV-B, L.P. and related individuals (venture capital fund)	2,511,415	Delaware	599 N. Mathilda Ave. Sunnyvale, CA 94086

Lasky-Barajas Living Trust U/D/T Dated as of January 11, 2002 (trust)	805,000	California	c/o JAMDAT Mobile Inc., 3415 S. Sepulveda Blvd., Suite 700, Los Angeles, CA, 90034

Lasky-Barajas Children’s Trust U/D/T Dated as of September 7, 2004 (trust)	2,000	California	c/o JAMDAT Mobile Inc., 3415 S. Sepulveda Blvd., Suite 700, Los Angeles, CA, 90034

Lasky Grantor Retained Annuity Trust U/D/T Dated as of September 7, 2004 (trust)	30,902	California	c/o JAMDAT Mobile Inc., 3415 S. Sepulveda Blvd., Suite 700, Los Angeles, CA, 90034

Barajas Grantor Retained Annuity Trust U/D/T Dated as of September 7, 2004 (trust)	30,902	California	c/o JAMDAT Mobile Inc., 3415 S. Sepulveda Blvd., Suite 700, Los Angeles, CA, 90034

Apax Excelsior VI-A C.V. (venture capital fund)	259,870	The Netherlands	445 Park Avenue New York, NY 10022

Apax Excelsior VI-B C.V. (venture capital fund)	173,123	The Netherlands	445 Park Avenue New York, NY 10022

Apax Excelsior VI, L.P. (venture capital fund)	3,178,770	Delaware	445 Park Avenue New York, NY 10022

Patricof Private Investment Club III, L.P. (venture capital fund)	111,319	Delaware	445 Park Avenue New York, NY 10022

Total	7,103,301

*	As noted in Item 6 above, the Voting Agreements also apply to any shares of JAMDAT common stock acquired by the parties to such agreements after the date of the Voting Agreements. The above table includes the total shares of common stock held as of December 8, 2005.

EXHIBIT INDEX

Exhibit No.	Title
1	Agreement and Plan of Merger, dated December 8, 2005, by and among Electronic Arts Inc., EArts(Delaware), Inc. and JAMDAT Mobile Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K/A (File No. 000-17948) filed by EA on December 12, 2005).

2	Form of Voting Agreement, dated December 8, 2005, by and between Electronic Arts Inc. and certain stockholders of JAMDAT Mobile Inc. (incorporated by reference to Exhibit A of Exhibit 2.1 to the Form 8-K/A (File No. 000-17948) filed by EA on December 12, 2005).